Law Offices

Silver, Freedman, Taff & Tiernan LLP

A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM	TELECOPIER NUMBER (202) 337-5502 PHONE NUMBER (202) 295-4517 rbeva@sfttlaw.com

VIA EDGAR

September 8, 2016

Mr. Dietrich King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Prudential Bancorp, Inc.
Registration Statement on Form S-4
Filed August 30, 2016
File No. 333-211641

Dear Mr. King:

On behalf of Prudential Bancorp, Inc. (the “Company”), this letter, together with Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”), filed today via EDGAR responds to the letter dated September 7, 2016 from the staff regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company on August 30, 2016 (the “Registration Statement”).

To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Prospectus Cover Page

1.	We note your response to comment 2. Please note that you cannot use a post-effective amendment to register additional shares if the exchange ratio is increased. To address this situation, please refer to the guidance in Securities Act Rules Compliance and Disclosure Interpretation 610.01, which is available on our website.

Response to Comment No. 1:

In the event that the exchange ratio is increased in accordance with the terms of the Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and Polonia Bancorp, Inc. (“Polonia”) such that the number of shares of common stock of the Company is increased beyond the amount registered pursuant to the Registration Statement, the Company would file prior to consummation

Mr. Dietrich King

U.S. Securities and Exchange Commission

September 8, 2016

of the merger pursuant to Rule 462(b) a short-form registration statement provided the additional amount of shares to be registered was within the limits and conditions provided for under Rule 462(b). Under Rule 462(b), a registration statement thereto shall become effective upon filing with the Securities and Exchange Commission (the “Commission”) if, among other things: (i) the registration statement is for registering additional securities of the same class as were included in an earlier registration statement for the same offering and declared effective by the Commission; and (ii) the new registration statement registers additional securities in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth for each class of securities in the “Calculation of Registration Fee” table contained in such earlier registration statement. Alternatively, if the Company cannot avail itself of the provisions of Rule 462(b), it would pursue registering the additional shares under a new registration statement filed pursuant to Rule 429.

Material United States Federal Income Tax Consequences of the Merger, page 83

2.	As you are providing “short form” tax opinions, please revise this section to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of each of the law firms providing opinions. Please refer to Staff Legal Bulletin 19, Section III.B.2.

Response to Comment No. 2:

The disclosure has been revised on page 83 as requested.

Exhibit 8.1

3.	Please remove the assumption in the final sentence of the first full paragraph on page two of the tax opinion or tell us why counsel believes this assumption is appropriate. Please refer to Staff Legal Bulletin 19, Section III.C.3.

Response to Comment No. 3:

Please be advised that the opinion has been revised to delete the final sentence of the first full paragraph on page two of the tax opinion.

4.	On page three, please revise the third opinion to provide that the noted prospectus disclosure is counsel’s opinion. Please refer to Staff Legal Bulletin 19, Section III.B.2.

Response to Comment No. 4:

The opinion has been revised as requested to clearly state that that the discussion set forth in the section “Material United States Federal Income Tax Consequences of the Merger” of the prospectus, insofar as such discussion constitutes statements of United States federal income tax law, is the opinion of this firm as to the material United States federal income tax consequences of the merger applicable to U.S. holders of Polonia common stock.

Mr. Dietrich King

U.S. Securities and Exchange Commission

September 8, 2016

Exhibit 8.2

5.	On page two, please revise the first full paragraph to provide that the noted prospectus disclosure is counsel’s opinion. Please refer to Staff Legal Bulletin 19, Section III.B.2.

Response to Comment No. 5:

The opinion has been revised as requested to clearly state that the discussion set forth in the section “Material United States Federal Income Tax Consequences of the Merger” of the prospectus, insofar as such discussion constitutes statements of United States federal income tax law, is the opinion of Kilpatrick Townsend & Stockton LLP as to the material United States federal income tax consequences of the merger applicable to U.S. holders of Polonia common stock.

*            *            *

If you have any questions concerning this submission, please contact the undersigned at (202) 295-4517.

Very truly yours,

/s/Philip R. Bevan
Philip R. Bevan

Enclosures

cc:	Eric Envall, U.S. Securities and Exchange Commission
Dennis Pollack, Prudential Bancorp, Inc.